Exhibit 12

General Dynamics Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Pre-tax earnings	$4,077	$3,656	$4,219	$3,802	$3,611
Fixed charges:
Interest expense	117	99	98	103	103
Interest element of rent expense	94	96	88	95	100

	$211	$195	$186	$198	$203

Pretax earnings plus fixed charges	$4,288	$3,851	$4,405	$4,000	$3,814

Ratio of earnings to fixed charges	20.3	19.7	23.7	20.2	18.8